This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
A Q4 2018 UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 17, 2018 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an interim fourth quarter update. All dollar values are expressed in US dollars unless otherwise stated.

UPDATES

•	Increasing Q4 production: October ~14.6 MBoepd, November ~14.8 MBoepd and December (to date) ~16.3 MBoepd compared with average production during Q3 2018 of 14.3 MBoepd.

•	NWG 38A-7 expected water injector found additional oil column, currently producing 360 Bopd from Red Bed.

•	Accelerated two 2019 wells into 2018 program:

o	Drilling M-10 twin well targeting Asl A pool as a potential producer or injector;

o	Preparing wellsite for NWG 38A-8 potential Red Bed injector or oil well.

•	Submitted declaration of commercial oil well discovery for SGZ – 6X discovery, to begin development discussions with the Egyptian General Petroleum Company (“EGPC”).

•
Equipping the 2018 Cardium Hz wells (five one-mile and one two-mile) for production, following frac stimulation and flow cleanup. With improved light oil differentials, the Company is targeting production by year end.

PRODUCTION
Production Summary:

(MBoepd)	Q3 2018	October	November	December to Date
Egypt	12.1	12.3	12.8	13.9
Canada	2.4	2.3	2.0	2.4
Total	14.3	14.6	14.8	16.3

Corporate production increased during the fourth quarter due to drilling and well optimization results in Egypt which were partially offset by reduced production in Canada during November associated with unscheduled compression maintenance and curtailments due to low pricing. With the dramatic improvement in Canadian light oil differentials, it is expected that the six new Cardium horizontals will be placed on production by year end.

SALES/HEDGING

During the quarter, the Company sold 450 Mbbls of entitlement crude oil for $27 million, inclusive of realized hedging losses of ~$3.9 million.

Also during the quarter, the Company repurchased the ceilings on half the 2019 hedge position and increased the entire 2020 hedge ceiling to $70 from $62.35/bbl for an aggregate cost of ~$3.9 million.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT
Western Desert
Based on the previously announced well test results from SGZ-6X, the Company filed a declaration with EGPC of a Commercial Discovery to initiate early development discussions with EGPC which could result in initial production by mid-2019.
In South Alamein (“SA”), the Company resubmitted a request for military access to drill the SA 24X Jurassic exploration prospect and entered into extension discussions with EGPC.

Eastern Desert

In West Bakr (“WB”), the two M field infill wells (M-North and M-South) continue to exceed internal pre-drill estimates producing at rates of ~800 Bopd per well. During November the Company received early approval to drill a replacement well for the M-10 well which was originally drilled in 2000. The M-10 well was abandoned due to well bore mechanical issues encountered during a water shut off remedial program in September 2018. The replacement well (M-10 twin) is targeting the main M pool Asl A sand and was originally planned for 2019. It has subsequently advanced into the current drilling schedule and commenced drilling in early December. The M-10 twin is anticipated to produce oil although it is structurally lower in the pool. If the well encounters water it will be converted to a water injection well to provide pressure support for the M pool.

In North West Gharib (“NWG”), the NWG 38A-7 was completed (unstimulated) in the main Red Bed formation and confirmed the presence of oil. NWG 38A-7 was placed on production in late November and is currently producing 360 Bopd. The NWG 38A-7 well has extended the known oil column height structurally down an additional 101 feet to a total of 445 feet for the NWG 38 pool, which should increase the reserves assigned to the NWG 38 pool in 2018. Based on the results of NWG 38A-7, the Company has commenced wellsite construction at NWG 38A-8, located approximately 0.4 km south of NWG 38A-7 which is targeting the Red Bed pool to potentially provide water injection/reservoir pressure support for the 38A pool. NWG 38A-8 is scheduled for drilling following the M-10 twin well.

CANADA

In Canada, the Company completed the 2018 Cardium development program, which included six gross (five net) horizontal Cardium development wells drilled from a common pad to improve efficiencies and reduce costs. The Company drilled and completed five one-mile horizontal wells and the Company’s first two-mile horizontal well. The wells were fracture stimulated during November and December and are being equipped to produce by year end. In addition, the Company completed construction of a new oil gathering pipeline during the quarter to connect the new multi-well pad and two existing producers to the Company’s main oil processing facility to reduce trucking in the community and associated operating expenses.

About TransGlobe
TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario. He is a Registered Professional Geoscientist in the province of Alberta and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels

For further information, please contact:

Investor Relations	Via FTI Consulting
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com

TransGlobe Energy	www.trans-globe.com
Ross Clarkson, Chief Executive Officer
Randy Neely, President
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+ 44 (0) 207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+ 44 (0) 203 727 1000
Ben Brewerton
Genevieve Ryan	transglobeenergy@fticonsulting.com